

Management Report

UrgentEMS, INC
For the period ended

Prepared on
July 23, 2020

For management use only

Table of Contents

Profit and Loss

	Total
INCOME	
Sales	
Sales of Product Income	700.00
Total Sales	**700.00**
Total Income	**700.00**
COST OF GOODS SOLD	
Cost of Goods Sold	
Shipping	7.75
Supplies & Materials - COGS	813.06
Total Cost of Goods Sold	**820.81**
Total Cost of Goods Sold	**820.81**
GROSS PROFIT	**-120.81**
EXPENSES	
Advertising/Promotional	3,343.90
Amortization Expense	55.73
Bank Charges & Fees	368.55
Car & Truck	796.51
Conferences & Trade Shows	24.48
Contractors	29.99
Website Setup	3,249.00
Total Contractors	**3,278.99**
Equipment Rental	83.16
Insurance	2,652.83
Internet	963.23
Job Supplies	2,187.65
Legal & Professional Services	370.00
Accounting	535.60
Consulting - Australia	818.34
Consulting - USA	1,267.00
Legal Fees	679.83
Total Legal & Professional Services	**3,670.77**
Meals - Client	460.31
Meals - Employee	68.11
Office Supplies	3,767.68
Other Business Expenses	3.99
Patient Monitoring Tools	1,657.23
PayPal Fees	20.60
Rent & Lease	2,705.00
Repairs & Maintenance	520.00
Software Subscriptions	4,910.64
Taxes & Licenses	783.04
Telephone	1,062.79

	Total
Travel	1,498.52
Parking	131.10
Total Travel	**1,629.62**
Travel Meals	49.58
Uniforms	420.40
Website	1,119.60
Total Expenses	**36,604.39**
NET OPERATING INCOME	**-36,725.20**
OTHER INCOME	
Interest Earned	1.66
Total Other Income	**1.66**
NET OTHER INCOME	**1.66**
NET INCOME	**$ -36,723.54**

Balance Sheet

	Total
ASSETS	
Current Assets	
Bank Accounts	
B1 Checking -9086	1,269.89
B1 Savings - 2847	347.11
B1 Savings -2850	2,757.05
PayPal Bank	66.53
Total Bank Accounts	**4,440.58**
Total Current Assets	**4,440.58**
Fixed Assets	
IPad	1,656.96
LINUX Computer	167.95
Office Furnishings	599.13
Office Tower Computer	1,249.75
Prototypes & Demonstration Equipment	2,274.52
Tools & Equipment	125.76
Total Fixed Assets	**6,074.07**
Other Assets	
Accumulated Amortization	-55.73
Initial Startup Costs	836.36
Organizational Costs (Australia)	1,157.05
Total Other Assets	**1,937.68**
TOTAL ASSETS	**$12,452.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	629.10
Total Accounts Payable	**629.10**
Total Current Liabilities	**629.10**
Long-Term Liabilities	
Loans from Shareholders	
Loan from SH (1)	1,446.77
Total Loans from Shareholders	**1,446.77**
Total Long-Term Liabilities	**1,446.77**
Total Liabilities	**2,075.87**
Equity	
Additional Paid in Capital	
Promised Stock - GD	47,100.00
Total Additional Paid in Capital	**47,100.00**
Retained Earnings	

	Total
Net Income	-36,723.54
Total Equity	10,376.46
TOTAL LIABILITIES AND EQUITY	$12,452.33